December 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:Isaac Esquivel, Staff Accountant

Shannon Menjivar, Accounting Branch Chief

Office of Real Estate & Construction

Re:CTO Realty Growth, Inc.

Form 10-K for the fiscal year ended December 31, 2020

Filed March 5, 2021

File No. 001-11350

Ladies and Gentlemen:

Set forth below are the responses of CTO Realty Growth, Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 9, 2021, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2020, File No. 001-11350, filed with the Commission on March 5, 2021 (the “Form 10- K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for the fiscal year ended December 31, 2020

Consolidated Statements of Operations, page F-6

1.	Please tell us how your presentation of dividends declared and paid per common share complies with paragraph 5 of ASC 260-10-45.

RESPONSE:

The Company has historically included Dividends Declared and Paid on the face of the consolidated statements of operations. In response to the Staff’s comment, the Company further reviewed ASC 260-10-45-5 noting that such per share amounts should be disclosed only in the notes to the financial statements. Accordingly, the Company intends to remove Dividends Declared and Paid from its Consolidated Statements of Operations in future Annual Reports on Form 10-K and include such per share amounts only in the Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 23. Business Segment Data, page F-55

2.	We note from your disclosure on page F-56 that the Company evaluates performance based on profit or loss from operations before income taxes; however, your segment table presents operating income as the measure of segment profit or loss. Please explain this discrepancy in your segment disclosure. Refer to the accounting guidance in paragraphs 22, 27 and 28 of ASC 280-10-50.

RESPONSE:

The Company acknowledges the Staff’s comment and has reviewed the disclosure regarding the Company’s evaluation of performance. The Company’s chief operating decision maker evaluates performance based on the operating income of each segment as depicted in the segment table. The Company notes the inconsistency in the disclosure on page F-56 and respectfully proposes to revise such disclosure in future Annual Reports on Form 10-K as follows: “The Company evaluates segment performance based on operating income.”

Schedule III Real Estate and Accumulated Depreciation, page F-61

3.	In future periodic filings, please disclose the total aggregate cost of the properties for Federal income tax purposes in accordance with Rule 12-28 of Regulation S-X. Provide similar disclosure for the aggregate carrying amount of mortgages in Schedule IV in accordance with Rule 12-29 of Regulation S-X.

RESPONSE:

As of December 31, 2020, the aggregate cost of the properties, for Federal income tax purposes, included in Schedule III totaled $214.0 million, while the aggregate carrying amount of mortgages, for Federal income tax purposes, included in Schedule IV totaled $28.7 million. The Company acknowledges the Staff’s comment and intends to disclose such information within Schedule III and Schedule IV in future Annual Reports on Form 10-K.

* * * * *

If you have any questions or comments regarding the foregoing, please contact the undersigned at (386) 944-5643 or Zach Swartz of Vinson & Elkins L.L.P. at (804) 327-6324.

Sincerely,

CTO REALTY GROWTH, INC.

/s/ Matthew Partridge
Matthew Partridge
Senior Vice President, Chief Financial Officer and Treasurer

cc:Daniel Smith, Senior Vice President, General Counsel and Corporate Secretary

Zach Swartz, Vinson & Elkins L.L.P.

Todd Piacentine, Grant Thornton LLP